                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  May 14, 2003

                        Commission File Number 001-16625

                                  BUNGE LIMITED

                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F /X/     Form 40-F / /
                                  ----              ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes / /             No /X/
                              ----               ----

     If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82-

This report on Form 6-K shall be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-104974), as amended, and the Registration Statement on Form F-4 (Registration No. 333-104975), as amended, filed by Bunge Limited Finance Corp. and Bunge Limited under the Securities Act of 1933, as amended, and the Registration Statements on Form S-8 (Registration Nos. 333-66594, 333-75762 and 333-76938) filed by Bunge Limited under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

                                  BUNGE LIMITED

                                INDEX TO FORM 6-K

                                                                                       Page
                                                                                       ----
FINANCIAL STATEMENTS                                                                    2

     Consolidated Balance Sheets at March 31, 2003 and December 31, 2002                2

     Consolidated Interim Statements of Income for the Three Months Ended
        March 31, 2003 and 2002                                                         3

     Consolidated Interim Statements of Cash Flows for the Three Months Ended
        March 31, 2003 and 2002                                                         4

     Notes to Consolidated Interim Financial Statements                                 5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
    AND RESULTS OF OPERATIONS                                                          16

    Disclosure Regarding Forward-Looking Information                                   16

    Results of Operations                                                              16

    Liquidity and Capital Resources                                                    20

    Recent Developments                                                                21

    Dividends                                                                          22

    Critical Accounting Policies                                                       22

    Recent Accounting Pronouncements                                                   22

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                             22

OTHER INFORMATION                                                                      24

FINANCIAL STATEMENTS

                         BUNGE LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

             (UNITED STATES DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

                                                                                    MARCH 31,   DECEMBER 31,
                                                                                      2003          2002
                                                                                  ------------  ------------
                                                                                   (UNAUDITED)
                                        ASSETS
Current assets:
     Cash and cash equivalents .................................................  $        396  $        470
     Trade accounts receivable (less allowance of $87 and $80) .................         1,270         1,168
     Inventories (Note 3) ......................................................         2,401         2,407
     Recoverable taxes .........................................................            46            79
     Deferred income taxes .....................................................            72            87
     Other current assets (Note 5) .............................................         1,906         1,238
                                                                                  ------------  ------------
Total current assets ...........................................................         6,091         5,449
                                                                                  ------------  ------------
Property, plant and equipment, net .............................................         1,750         2,056
Goodwill (Note 4) ..............................................................           150           239
Deferred income taxes ..........................................................           268           256
Other non-current assets .......................................................           303           349
                                                                                  ------------  ------------
TOTAL ASSETS ...................................................................  $      8,562  $      8,349
                                                                                  ============  ============

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Short-term debt .............................................................  $      1,178  $      1,250
   Current portion of long-term debt ...........................................           305           249
   Trade accounts payable ......................................................         1,226         1,271
   Other current liabilities (Note 6) ..........................................         1,238         1,024
                                                                                  ------------  ------------
Total current liabilities ......................................................         3,947         3,794
                                                                                  ------------  ------------
Long-term debt .................................................................         1,911         1,904
Deferred income taxes ..........................................................           219           253
Other non-current liabilities ..................................................           368           431

Commitments and contingencies (Note 8)

Minority interest in subsidiaries ..............................................           509           495

Shareholders' equity:
   Common shares, par value $.01; authorized - 240,000,000 shares; issued and
      outstanding: 2003 - 99,609,117 shares, 2002 - 99,332,233 shares (Note 11)              1             1
   Additional paid-in capital ..................................................         2,006         1,999
   Receivable from former shareholder (Note 7) .................................           (55)          (55)
   Retained earnings ...........................................................           683           653
   Accumulated other comprehensive loss ........................................        (1,027)       (1,126)
                                                                                  ------------  ------------
Total shareholders' equity .....................................................         1,608         1,472
                                                                                  ------------  ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .....................................  $      8,562  $      8,349
                                                                                  ============  ============

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

                    CONSOLIDATED INTERIM STATEMENTS OF INCOME

           (UNITED STATES DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                      THREE MONTHS ENDED
                                                                                           MARCH 31,
                                                                                   ------------------------
                                                                                      2003          2002
                                                                                   ----------    ----------
                                                                                         (UNAUDITED)
Net sales ......................................................................   $    4,884    $    2,684
Cost of goods sold .............................................................        4,616         2,500
                                                                                   ----------    ----------
GROSS PROFIT ...................................................................          268           184
Selling, general and administrative expenses ...................................          150           116
                                                                                   ----------    ----------
INCOME FROM OPERATIONS .........................................................          118            68
Non-operating income (expense) - net (Note 9) ..................................          (21)           (9)
                                                                                   ----------    ----------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX AND MINORITY INTEREST ......           97            59
Income tax expense (Note 12) ...................................................          (37)           (3)
                                                                                   ----------    ----------
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST .....................           60            56
Minority interest ..............................................................          (20)          (20)
                                                                                   ----------    ----------
INCOME FROM CONTINUING OPERATIONS BEFORE EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLES ..................................................................           40            36
Cumulative effect of change in accounting principles, net of tax
   of $6 (2002) ................................................................            -           (23)
                                                                                   ----------    ----------
NET INCOME .....................................................................   $       40    $       13
                                                                                   ==========    ==========

EARNINGS PER COMMON SHARE (NOTE 13):
BASIC
Income from continuing operations before cumulative effect of change in
   accounting principles .......................................................   $      .40    $      .42
Cumulative effect of change in accounting principles ...........................            -          (.27)
                                                                                   ----------    ----------
Net income per share ...........................................................   $      .40    $      .15
                                                                                   ==========    ==========

EARNINGS PER COMMON SHARE (NOTE 13):
DILUTED
Income from continuing operations before cumulative effect of change in
   accounting principles .......................................................   $      .40    $      .42
Cumulative effect of change in accounting principles ...........................            -          (.27)
                                                                                   ----------    ----------
Net income per share ...........................................................   $      .40    $      .15
                                                                                   ==========    ==========

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

                  CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

                       (UNITED STATES DOLLARS IN MILLIONS)

                                                                                      THREE MONTHS ENDED
                                                                                           MARCH 31,
                                                                                   ------------------------
                                                                                      2003          2002
                                                                                   ----------    ----------
                                                                                         (UNAUDITED)
OPERATING ACTIVITIES
Net income .....................................................................   $       40    $       13
Adjustments to reconcile net income to cash (used for) provided by operating activities:
     Unrealized foreign exchange (gains) losses ................................          (48)           27
     Bad debt expense ..........................................................            3            10
     Depreciation, depletion and amortization ..................................           49            43
     Cumulative effect of change in accounting principles ......................            -            23
     Deferred income taxes .....................................................          (28)          (13)
     Minority interest .........................................................           20            20
     Other  - net ..............................................................            9             3
     Changes in operating assets and liabilities, excluding the effects of acquisitions:
        Trade accounts receivable ..............................................          (91)           24
        Inventories ............................................................          (46)         (102)
        Recoverable taxes ......................................................            1           (52)
        Trade accounts payable .................................................          (59)           13
        Other - net ............................................................          147            17
                                                                                   ----------    ----------
           Cash (used for) provided by operating activities ....................           (3)           26

INVESTING ACTIVITIES
Payments made for capital expenditures .........................................          (53)          (38)
Business acquisitions, net of cash acquired ....................................           (5)          (99)
Proceeds from disposal of property, plant and equipment ........................            9             2
Proceeds from sale of investments ..............................................            -            12
                                                                                   ----------    ----------
           Cash used for investing activities ..................................          (49)         (123)

FINANCING ACTIVITIES
Net change in short-term debt ..................................................          (51)          (34)
Proceeds from long-term debt ...................................................           99            75
Repayment of long-term debt ....................................................          (53)         (160)
Proceeds from sale of common shares ............................................            6           292
Dividends paid to shareholders .................................................          (10)           (8)
Dividends paid to minority interest ............................................          (31)          (10)
                                                                                   ----------    ----------
           Cash (used for) provided by financing activities ....................          (40)          155
Effect of exchange rate changes on cash and cash equivalents ...................           18           (23)
                                                                                   ----------    ----------

Net (decrease) increase in cash and cash equivalents ...........................          (74)           35
Cash and cash equivalents, beginning of period .................................          470           199
                                                                                   ----------    ----------
Cash and cash equivalents, end of period .......................................   $      396    $      234
                                                                                   ==========    ==========

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

           The accompanying unaudited consolidated interim financial statements of Bunge Limited and subsidiaries (Bunge) have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial information and with reference to the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included. The consolidated balance sheet at December 31, 2002 has been derived from Bunge's audited financial statements at that date. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2002 included in Bunge's 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.   NEW ACCOUNTING STANDARDS

           In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards SFAS No. 149 (SFAS No. 149), AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist. Bunge is evaluating the effect, if any, that SFAS No. 149 will have on its consolidated financial statements.

           In January 2003, the FASB issued FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES (FIN 46), an interpretation of Accounting Research Bulletin No. 51, CONSOLIDATED FINANCIAL STATEMENTS (ARB
     51). FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities that are subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective on July 1, 2003. Bunge does not believe the adoption of FIN 46 will impact the accounting for its accounts receivable securitizations.

3.   INVENTORIES

           Inventories consist of the following:

                                                                                    MARCH 31,   DECEMBER 31,
     (US$ IN MILLIONS)                                                                2003          2002
     -----------------                                                             -----------  ------------
                                                                                   (UNAUDITED)
     Agribusiness - Readily marketable inventories at market value..............   $     1,632  $      1,517
     Fertilizer.................................................................           274           214
     Edible oils................................................................           218           346
     Milling and baking.........................................................            76            63
     Other......................................................................           201           267
                                                                                   -----------  ------------
     Total......................................................................   $     2,401  $      2,407
                                                                                   ===========  ============

           READILY MARKETABLE INVENTORIES AT MARKET VALUE - Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4.   BUSINESS COMBINATIONS

           ACQUISITION OF CEREOL S.A.--In the fourth quarter of 2002, Bunge acquired 97.38% of the outstanding shares of Cereol S.A. for $743 million in cash (net of cash acquired of $90 million). Cereol is engaged in the processing of oilseeds and the production of edible oils and soy ingredients in Europe and North America. Cereol's results of operations have been included in the consolidated financial statements of Bunge since October 1, 2002. Bunge financed the Cereol acquisition with available cash and borrowings.

           The cost to acquire Cereol has been preliminarily allocated to the assets acquired and liabilities assumed, according to estimated fair values. This allocation is subject to adjustment as Bunge is in the process of obtaining third party valuations of property, plant and equipment, intangible assets and investments as well as completing the integration of the acquisition. The acquisition is being accounted for using the purchase method under SFAS No. 141, BUSINESS COMBINATIONS. At March 31, 2003, Bunge assigned $89 million of the unallocated purchase price, which was recorded as goodwill at December 31, 2002 to the Lesieur and the ingredients assets held for sale.

           The following table summarizes the available data as of March 31, 2003 of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

                                                                                (US$ IN MILLIONS)
                                                                                -----------------
      CALCULATION OF PURCHASE PRICE:
        Cash paid.............................................................     $       833
        Current liabilities assumed...........................................             895
        Other non-current liabilities assumed.................................             543
        Additional consideration..............................................              37
                                                                                   -----------
        Total.................................................................     $     2,308
                                                                                   ===========

      ALLOCATION OF PURCHASE PRICE:
        Current assets........................................................     $     1,677
        Property, plant and equipment.........................................             317
        Other non-current assets..............................................             366
        Minority interest.....................................................             (52)
                                                                                   -----------
        Total.................................................................     $     2,308
                                                                                   ===========

           SAIPOL JOINT VENTURE - In November 2002, Bunge announced its agreement to sell Lesieur, a French producer of branded bottled vegetable oils, to Saipol, an oilseed processing joint venture between Cereol and Sofiproteol. Bunge anticipates that the transaction will close in the third quarter of 2003, and Bunge expects to receive net proceeds of approximately EURO 181 million from the sale at closing. Bunge has recorded the assets and liabilities of Lesieur in the amounts of $417 million and $251 million, respectively, as an investment held for sale at March 31, 2003, and $367 million and $207 million, respectively, at December 31, 2002. These assets and liabilities are included in other current assets and other current liabilities in Bunge's consolidated balance sheets at March 31, 2003 and December 31, 2002. Bunge does not anticipate realizing any gain or loss on this transaction.

           DUPONT ALLIANCE - In January 2003, Bunge announced its agreement to form an alliance with E.I. duPont de Nemours and Company ("DuPont") to expand its agribusiness and soy ingredients businesses. The alliance will initially consist of three components: a joint venture, called Solae L.L.C., for the production and distribution of specialty food ingredients, such as soy protein products and lecithins; a biotechnology agreement to jointly develop and commercialize soybeans with improved quality traits; and an alliance to develop a broader offering of services and products to farmers.

           Bunge has recorded the assets and liabilities of its ingredients operations to be sold to the joint venture, in the amounts of $585 million and $35 million, respectively, as an investment held for sale. These assets and liabilities are included in other current assets and other current liabilities in Bunge's consolidated balance sheet at March 31, 2003.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

5.   OTHER CURRENT ASSETS

           Other current assets consist of the following:

                                                                                   MARCH 31,     DECEMBER 31,
       (US$ IN MILLIONS)                                                              2003           2002
       -----------------                                                          -----------    ------------
                                                                                  (UNAUDITED)
       Prepaid commodity purchase contracts ....................................  $        19    $        173
       Secured advances to suppliers ...........................................          211             205
       Unrealized gain on derivative contracts .................................          192             162
       Assets of investment held for sale - Lesieur (Note 4) ...................          417             367
       Assets of investment held for sale - soy ingredients (Note 4) ...........          585               -
       Marketable securities ...................................................           13              12
       Other ...................................................................          469             319
                                                                                  -----------    ------------
       Total ...................................................................  $     1,906    $      1,238
                                                                                  ===========    ============

6.   OTHER CURRENT LIABILITIES

           Other current liabilities consist of the following:

                                                                                   MARCH 31,     DECEMBER 31,
       (US$ IN MILLIONS)                                                             2003            2002
       -----------------                                                          -----------    ------------
                                                                                  (UNAUDITED)
       Accrued liabilities .....................................................  $       501    $        456
       Unrealized loss on derivative contracts .................................          170             138
       Advances on sales .......................................................          127              89
       Liabilities of investment held for sale - Lesieur (Note 4) ..............          251             207
       Liabilities of investment held for sale - soy ingredients (Note 4) ......           35               -
       Other ...................................................................          154             134
                                                                                  -----------    ------------
       Total ...................................................................  $     1,238    $      1,024
                                                                                  ===========    ============

7.   RELATED PARTY TRANSACTIONS

           Shareholders' equity includes a long-term note receivable in the amount of $55 million at March 31, 2003 and December 31, 2002 from the former sole shareholder of Bunge, Mutual Investment Limited, relating to a capital contribution made in 2000. Bunge recorded interest income of $1 million for both the three months ended March 31, 2003 and 2002, pertaining to the receivable.

           Bunge sells soybean meal and fertilizer products to Seara Alimentos S.A., a subsidiary of Mutual Investment engaged in the business of meat and poultry production. These sales were $2 million and $1 million for the three months ended March 31, 2003 and 2002, respectively.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

8.   COMMITMENTS AND CONTINGENCIES

           Bunge is party to a number of claims and lawsuits, primarily tax and labor claims, arising out of the normal course of business. After taking into account liabilities recorded for all of the foregoing matters, management believes that the ultimate resolution of such matters will not have a material adverse effect on Bunge's financial condition, results of operations or liquidity. Included in other non-current liabilities as of March 31, 2003 and December 31, 2002 are the following accrued liabilities:

                                                                                    MARCH 31,    DECEMBER 31,
           (US$ IN MILLIONS)                                                          2003          2002
           -----------------                                                      -----------    ------------
                                                                                  (UNAUDITED)
           Tax claims ..........................................................  $        85    $         77
           Labor claims ........................................................           59              54
           Civil and other .....................................................           27              83
                                                                                  -----------    ------------
           Total ...............................................................  $       171    $        214
                                                                                  ===========    ============

           TAX CLAIMS - The tax claims relate principally to claims against Bunge's Brazilian subsidiaries, including income tax claims, value added tax claims (ICMS and IPI) and sales tax claims (PIS and COFINS). The determination of the manner in which various Brazilian federal, state and municipal taxes apply to Bunge's operations is subject to varying interpretations arising from the complex nature of Brazilian tax law as well as changes in tax laws introduced by the PLANO REAL in 1994 and the 1988 Brazilian constitution.

           LABOR CLAIMS - The labor claims relate principally to labor claims against Bunge's Brazilian subsidiaries. Court rulings under Brazilian laws have historically been in favor of the employee-plaintiff. The labor claims primarily relate to dismissals, severance, health and safety, salary adjustments and supplementary retirement benefits.

           CIVIL AND OTHER - The civil and other claims relate to various disputes with suppliers and customers. As a result of the April 2003 settlement of the Ducros dispute (see note 17 of notes to the consolidated interim financial statements) Bunge has reclassified the liability relating to Ducros from other non-current liabilities to other current liabilities in its consolidated balance sheet at March 31, 2003.

           GUARANTEES - Bunge has issued or was a party to the following guarantees at March 31, 2003:

           (US$ IN MILLIONS)                                                    MAXIMUM POTENTIAL
           -----------------                                                     FUTURE PAYMENTS
                                                                                -----------------
           Operating lease residual values..............................           $        70
           Unconsolidated affiliates financing..........................                    20
           Customer financing...........................................                    20
                                                                                   -----------
           Total........................................................           $       110
                                                                                   ===========

           Bunge has entered into synthetic lease agreements for barges and railcars originally owned by Bunge and subsequently sold to third parties. The leases are classified as operating leases in accordance with Statement of Financial Accounting Standards No. 13, ACCOUNTING FOR LEASES. Any gains on the sales have been deferred and are being recognized ratably over the related lease terms. Bunge has the option under each lease to purchase the barges or railcars at fixed amounts based on estimated fair values or to sell the assets. If Bunge elects to sell, it will receive proceeds up to fixed amounts specified in the agreements. If the proceeds of such sales are less than the specified fixed amounts, Bunge would be obligated under a guarantee to pay supplemental rent for the deficiency in proceeds. The operating leases expire through 2007. There are no recourse provisions or collateral that would

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

8.   COMMITMENTS AND CONTINGENCIES (CONTINUED)

     enable Bunge to recover any amounts paid under this guarantee. Bunge has not recorded any liability related to this guarantee at March 31, 2003.

           Bunge has issued a guarantee to a financial institution related to debt of its joint ventures in Argentina, its unconsolidated affiliates. The term of the guarantee is equal to the term of the related financing, which matures in seven years. There are no recourse provisions or collateral that would enable Bunge to recover any amounts paid under this guarantee. Bunge has recorded a liability of $3 million related to this guarantee at March 31, 2003.

           Bunge has issued guarantees to a financial institution in Brazil related to amounts owed the institution by certain of its customers. The terms of the guarantees are equal to the terms of the related financing arrangements, which can be as short as 120 days or as long as 360 days. There are no recourse provisions or collateral that would enable Bunge to recover any amounts paid under these guarantees. Bunge has not recorded any liability related to these guarantees at March 31, 2003.

           In addition to the above guarantees, Bunge has provided parent level guarantees of the indebtedness outstanding under certain senior credit facilities and senior notes, which were entered into by its wholly-owned subsidiaries. Bunge and one of its subsidiaries have also provided a guarantee of the indebtedness outstanding under a EURO 600 million bank facility, which was entered into by its subsidiary Cereol.

9.   NON-OPERATING INCOME (EXPENSE) - NET

           Non-operating income (expense) - net consists of income and (expense) items as follows:

                                                                                      THREE MONTHS ENDED
                                                                                           MARCH 31,
                                                                                   ------------------------
           (US$ IN MILLIONS)                                                          2003          2002
           -----------------                                                       ----------    ----------
                                                                                         (UNAUDITED)
           Interest income .....................................................   $       31    $       33
           Interest expense ....................................................          (56)          (38)
           Interest expense on debt financing readily marketable inventories....           (4)           (4)
           Foreign exchange ....................................................            7            (5)
           Other income ........................................................            1             5
                                                                                   ----------    ----------
           Total non-operating income (expense) - net ..........................   $      (21)   $       (9)
                                                                                   ==========    ==========

           INTEREST EXPENSE ON DEBT FINANCING READILY MARKETABLE INVENTORIES - Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Bunge attributes interest expense to these inventories based on the average interest rates on the debt used to finance these inventories.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

10.  COMPREHENSIVE INCOME (LOSS)

           The following table summarizes the components of comprehensive income
     (loss):

                                                                                     THREE MONTHS ENDED
                                                                                         MARCH 31,
                                                                                  ------------------------
           (US$ IN MILLIONS)                                                         2003          2002
           -----------------                                                      ----------    ----------
                                                                                         (UNAUDITED)
           Net income ..........................................................  $       40    $       13
           Other comprehensive income (loss):
             Foreign exchange translation adjustment, net of tax of
               $8 (2003) .......................................................         104           (71)
             Unrealized gains (losses) on commodity futures designated
               as cash flow hedges, net of tax of $1 (2003), $0 (2002) .........          (2)            -
             Reclassification of unrealized net gains to income, net of
               tax of $2 (2003), $1 (2002) .....................................          (3)           (2)
                                                                                  ----------    ----------
           Total comprehensive income (loss) ...................................  $      139    $      (60)
                                                                                  ==========    ==========

11.  STOCK-BASED COMPENSATION

           Bunge has an employee equity incentive plan and a non-employee directors' equity incentive plan. Awards under the employee equity incentive plan may be in the form of stock options, restricted stock or other awards. The non-employee directors' equity incentive plan provides for awards of stock options to Bunge's non-employee directors. Bunge has granted stock options, performance based restricted stock awards and regular restricted stock awards under its employee equity incentive plan and stock options under its non-employee directors' plan. During the quarter ended March 31, 2003, Bunge issued 168,432 shares underlying performance-based restricted share grants, and 136,443 shares upon the exercise of stock options.

           In accordance with the provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (SFAS No. 123), Bunge has elected to continue to account for stock-based compensation using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25) and FASB Interpretation No. 28, ACCOUNTING FOR STOCK APPRECIATION RIGHTS AND OTHER VARIABLE STOCK OPTION OR AWARD PLANS (FIN 28).

           In accordance with APB 25, Bunge accrues costs for its restricted stock awards granted over the vesting or performance period and adjusts costs related to its performance-based restricted stock for subsequent changes in the fair market value of the awards. These compensation costs are recognized in the consolidated statements of income. There is no compensation cost recorded for stock options granted under either plan, since the exercise price is equal to the market value of the underlying common shares on the date of grant. In accordance with SFAS No. 123, Bunge discloses the pro forma effect of accounting for stock-based awards under the fair value method. The following table sets forth pro forma information as if Bunge had applied the fair value recognition provisions of SFAS No. 123 to stock options granted to determine its stock-based compensation cost.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

11.  STOCK-BASED COMPENSATION (CONTINUED)

                                                                                      THREE MONTHS ENDED
                                                                                            MARCH 31,
                                                                                   ------------------------
     (US$ IN MILLIONS, EXCEPT PER SHARE DATA)                                         2003           2002
     ----------------------------------------                                      ----------     ---------
     Net income, as reported ..................................................... $       40     $      13
        Deduct: Total stock-based employee compensation
         expense determined under fair value based method for
         stock awards granted, net of related tax effects
                                                                                           (2)           (1)
                                                                                   ----------     ---------
        Pro forma net income ..................................................... $       38     $      12
                                                                                   ==========     =========

     Earnings per common share:
        Basic - as reported ...................................................... $      .40     $     .15
                                                                                   ==========     =========
        Basic - pro forma ........................................................ $      .38     $     .14
                                                                                   ==========     =========

        Diluted - as reported .................................................... $      .40     $     .15
                                                                                   ==========     =========
        Diluted - pro forma ...................................................... $      .38     $     .14
                                                                                   ==========     =========

12.  INCOME TAXES

           Bunge's annual effective tax rate is affected by the REAL appreciation as its Brazilian subsidiaries are likely to incur tax liabilities on foreign exchange gains generated locally should the REAL close at 2003 year-end at current spot values. In the three months ended March 31, 2003, the appreciation of the Brazilian REAL increased Bunge's annual effective tax rate and related income tax expense.

           During the three months ended March 31, 2002, Bunge recorded a $12 million tax benefit and a related $6 million in interest income relating to the refund of prior years' U.S. Foreign Sales Corporation benefits resulting from the completion of a tax examination for the years up to and including 1998. Also during this time, Bunge decreased its deferred tax valuation allowance by $6 million resulting from changes in the realization of certain net operating loss carry-forwards generated at one of its European subsidiaries. As a result of these tax benefits, Bunge's effective tax rate for the three months ended March 31, 2002 was reduced from its annual effective tax rate.

13   EARNINGS PER SHARE

           Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding, excluding any dilutive effects of stock options and restricted stock awards during the reporting period. Diluted earnings per share is computed similar to basic earnings per share, except that the weighted average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options and restricted stock awards, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. The following table sets forth the computation of basic and diluted earnings per share for the three months ended March 31, 2003 and 2002.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

13.  EARNINGS PER SHARE (CONTINUED)

                                                                                     THREE MONTHS ENDED
                                                                                          MARCH 31,
                                                                                ---------------------------
        (US$ IN MILLIONS, EXCEPT PER SHARE DATA)                                     2003          2002
        ----------------------------------------                                -------------  ------------
                                                                                        (UNAUDITED)
        Income from continuing operations before cumulative effect of change in accounting principles - basic and
           diluted .......................................................      $          40  $         36
                                                                                =============  ============

        Weighted average number of common shares outstanding:
           Basic .........................................................         99,585,790    85,580,221
           Effect of dilutive shares .....................................            916,340       690,458
                                                                                -------------  ------------
           Diluted .......................................................        100,502,130    86,270,679
                                                                                =============  ============

        Income from continuing operations before cumulative effect of change in accounting principles per share:
           Basic .........................................................      $         .40  $        .42
                                                                                =============  ============
           Diluted .......................................................      $         .40  $        .42
                                                                                =============  ============

           In March 2002, Bunge sold 16,093,633 common shares in a public offering. Net proceeds from this offering were $292 million.

14.  ARGENTINA

           The functional currency of Bunge's Argentine subsidiaries is the PESO. In the first quarter of 2003, the PESO appreciated relative to the U.S. dollar by 13%. Bunge's Argentine subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss). Included in other comprehensive income
     (loss) for the three months ended March 31, 2003 and 2002 were foreign exchange translation gains of $20 million and losses of $60 million, respectively, representing the effect of the translation of Bunge's Argentine assets and liabilities (see Note 10 of notes to the consolidated interim financial statements).

           On March 4, 2002, the Argentine government announced the imposition of export tariffs, including a 10% increase to the existing 3.5% export tariff on soybeans and a new 5% export tariff on processed agricultural products and industrial goods, including soy meal and oil. On April 9, 2002, the Argentine government increased these tariffs an additional 10% on soybeans and an additional 15% on processed agricultural products and industrial goods. As a result of these increases, the export tariffs are 23.5% on soybeans and 20% on soybean meal and oil, wheat and corn. The current tariffs are shared between the growers and the exporters on a transaction-by-transaction basis, which affects the cost of raw materials. Bunge has accounted for these export tariffs in cost of goods sold in its consolidated statements of income in the three months ended March 31, 2003 and 2002.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

14.  ARGENTINA (CONTINUED)

           In addition, in the three months ended March 31, 2003 and 2002, Bunge recorded a $11 million and a $9 million provision, respectively, against recoverable taxes related to payments owed by the Argentine government. At March 31, 2003 and 2002, the allowance for uncollectible recoverable taxes was $75 million and $29 million, respectively. Bunge did not record any deferred tax benefits on these provisions.

15.  BRAZIL

           The functional currency of Bunge's Brazilian subsidiaries is the REAL. In the first quarter of 2003, the REAL appreciated relative to the U.S. dollar by 5%. Bunge's Brazilian subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss). Accordingly, included in other comprehensive income (loss) for the three months ended March 31, 2003 and 2002, were foreign exchange translation gains of $46 million and losses of $11 million, respectively, representing the effect of the translation of Bunge's Brazilian assets and liabilities (see Note 10 of notes to the consolidated interim financial statements).

16.  SEGMENT INFORMATION

           Bunge has five reporting segments, which are organized based on similar economic characteristics and are similar in nature of products and services offered, the nature of production processes, the type and class of customer and distribution methods. The agribusiness segment is characterized by both inputs and outputs being agricultural commodities and thus high volume and low margin. The activities of the fertilizer segment include raw material mining, mixing fertilizer components and marketing products. The edible oil products segment involves the manufacturing and marketing of products derived from vegetable oils. The milling and baking products segment involves the manufacturing and marketing of products derived primarily from wheat and corn. The other segment consists of the soy ingredients business.

           The "Unallocated" column in the following table contains the reconciliation between the totals for reportable segments and Bunge consolidated totals, which consists primarily of corporate items not allocated to the operating segments and intersegment eliminations. Transfers between the segments are generally valued at market. The revenues generated from these transfers are shown in the following table as "Intersegment revenues."

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

16.  SEGMENT INFORMATION (CONTINUED)

     OPERATING SEGMENT INFORMATION

                                                                                     MILLING AND
                                                                      EDIBLE OIL       BAKING
     (US$ IN MILLIONS)                   AGRIBUSINESS   FERTILIZER    PRODUCTS(1)   PRODUCTS(1)(2)  OTHER  UNALLOCATED    TOTAL
     -----------------                   ------------  ------------  ------------  ---------------  -----  -----------   --------
                                                                                 (UNAUDITED)
     THREE MONTHS ENDED MARCH, 2003
     Net sales to external customers     $      3,802  $        286  $        536  $           214  $  46  $        --   $  4,884
     Intersegment revenues ..........             153            --            26               --     --         (179)        --
     Gross profit ...................             109            60            64               18     17           --        268
     Income from operations .........              45            42            27                3     10           (9)       118
     Depreciation, depletion and
     amortization ...................    $         27  $         12  $          6  $             4  $  --  $        --   $     49

     THREE MONTHS ENDED MARCH, 2002
     Net sales to external customers     $      1,989  $        257  $        222  $           196  $  20  $        --   $  2,684
     Intersegment revenues ..........              85            --            --               --     --          (85)        --
     Gross profit ...................              77            54            25               22      6           --        184
     Income from operations .........              31            29             6                6      3           (7)        68
     Depreciation, depletion and
     amortization ...................    $         14  $         18  $          5  $             5  $   1  $        --   $     43

----------
     (1) In the third quarter of 2002, Bunge reclassified certain consumer product lines from the edible oil products segment to the milling and baking products segment. As result, amounts for the three months March 31, 2002 have been reclassified to conform to the three months ended March 31, 2003 presentation.
     (2) In the first quarter of 2003, Bunge changed the name of its "wheat milling and bakery products" segment to "milling and baking products" in connection with the reclassification of its corn milling products business line from the "other" segment to the "milling and baking products" segment. As a result of this change, the "other" segment consists solely of Bunge's soy ingredients business for the three months ended March 31, 2003. In April 2002, Bunge contributed its North American and European ingredients operations to Solae, its joint venture with DuPont. With the completion of the sale of Bunge's Brazilian ingredients operations to Solae, which occurred in May 2003, (see Note 17 of notes to the consolidated interim financial statements), Bunge has four reporting segments - agribusiness, fertilizer, edible oil products and milling and baking products. Amounts for the three months ended March 31, 2002 presented herein have been reclassified to reflect this change; however, Bunge's consolidated financial statements for the year ended December 31, 2002 and all prior reported periods do not reflect this change.

17.  SUBSEQUENT EVENTS

           ALLIANCE WITH DUPONT - On April 1, 2003, Bunge and DuPont signed definitive agreements and formed Solae, a soy ingredients joint venture, with DuPont contributing its Protein Technologies food ingredients business and Bunge contributing its North American and European ingredients operations. In exchange, Bunge received a 28% interest in Solae. Bunge will account for this investment under the equity method.

           On May 2, 2003, Bunge sold its Brazilian soy ingredients operations to Solae for $256 million in cash. Solae will fund the payment with available borrowings. Consequently, Bunge expects to recognize a gain on sale, net of tax, of approximately $111 million in the second quarter of 2003.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

17.  SUBSEQUENT EVENTS (CONTINUED)

           PURCHASE OF CEREOL'S MINORITY INTEREST - On April 9, 2003, Bunge completed its squeeze-out of Cereol's remaining publicly traded shares on the Euronext market for approximately $23 million in cash. As a result, Bunge owns 100% of Cereol's capital and voting rights. The squeeze-out followed a minority buy-out offer at a purchase price of EURO 32 per share. Upon completion of the squeeze-out, Cereol's shares were delisted from the Euronext market.

           SETTLEMENT OF DUCROS ARBITRATION - On April 29, 2003, Cereol and Cereol Holding France entered into a settlement agreement with McCormick & Company, Incorporated, McCormick France SAS and Ducros S.A. relating to a claim for EURO 155 million brought by McCormick over the purchase price of Ducros, which was sold to McCormick in August 2000. Under the settlement agreement, Cereol has paid McCormick EURO 49.6 million. This payment does not reflect any potential tax benefits to be recognized by Bunge. In connection with the settlement, Bunge will also pay an additional purchase price to Edison S.p.A. and Cereol's former public shareholders of approximately EURO 35 million in the aggregate.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This report contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and alliances; estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in the primary markets where we operate; and other economic, business, competitive and/or regulatory factors affecting our business generally. You should refer to "Item 3. Key information - Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2002 for a more detailed discussion of these factors. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

RESULTS OF OPERATIONS

     SEGMENTS CHANGES - We have changed the name of the wheat milling and bakery products segment to milling and baking products in connection with the reclassification of our corn milling products business line from the other segment to the milling and baking products segment. As a result of this change, our other segment reflects only our soy ingredients business lines for the three months ended March 31, 2003. Accordingly, amounts for the three months ended March 31, 2002 presented herein have been reclassified to reflect this change; however, our consolidated financial statements for the year ended December 31, 2002 and all prior reported periods do not reflect this change. In April 2002, we contributed our North American and European ingredients operations to Solae, our joint venture with DuPont. With the completion of the sale of our Brazilian ingredients operations to Solae, which occurred in May 2003, we now have four reporting segments - agribusiness, fertilizer, edible oil products and milling and baking products. In the third quarter of 2002, we also reclassified certain consumer product lines from the edible oil products segment to the milling and baking products segment. As a result, amounts for the three months ended March 31, 2002 have been reclassified to conform to the three months ended March 31, 2003 presentation.

     Set forth below is a summary of certain items in our consolidated statements of income and volumes by reportable segment.

                                                                                         THREE MONTHS ENDED
                                                                                               MARCH 31,
                                                                                   ---------------------------------
                                                                                        2003                2002
                                                                                   -------------        ------------
                                                                                   (US$ IN MILLIONS, EXCEPT VOLUMES)
NET SALES:
Agribusiness................................................................       $       3,802        $      1,989
Fertilizer..................................................................                 286                 257
  Edible oil products.......................................................                 536                 222
  Milling and baking products...............................................                 214                 196
  Other (soy ingredients)...................................................                  46                  20
                                                                                   -------------        ------------
    Food products total.....................................................                 796                 438
                                                                                   -------------        ------------
          Total.............................................................       $       4,884        $      2,684
                                                                                   =============        ============

                                                                                          THREE MONTHS ENDED
                                                                                               MARCH 31,
                                                                                   ---------------------------------
                                                                                        2003                2002
                                                                                   -------------        ------------
                                                                                   (US$ IN MILLIONS, EXCEPT VOLUMES)
COST OF GOODS SOLD:
Agribusiness................................................................       $       3,693        $      1,912
Fertilizer..................................................................                 226                 203
  Edible oil products.......................................................                 472                 197
  Milling and baking products...............................................                 196                 174
  Other (soy ingredients)...................................................                  29                  14
                                                                                   -------------        ------------
    Food products total.....................................................                 697                 385
                                                                                   -------------        ------------
          Total.............................................................       $       4,616        $      2,500
                                                                                   =============        ============

GROSS PROFIT:
Agribusiness................................................................       $         109        $         77
Fertilizer..................................................................                  60                  54
  Edible oil products.......................................................                  64                  25
  Milling and baking products...............................................                  18                  22
  Other (soy ingredients)...................................................                  17                   6
                                                                                   -------------        ------------
    Food products total.....................................................                  99                  53
                                                                                   -------------        ------------
          Total.............................................................       $         268        $        184
                                                                                   =============        ============

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Agribusiness................................................................       $          64        $         46
Fertilizer..................................................................                  18                  25
  Edible oil products.......................................................                  37                  19
  Milling and baking products...............................................                  15                  16
  Other (soy ingredients)...................................................                   7                   3
                                                                                   -------------        ------------
    Food products total.....................................................                  59                  38
                                                                                   -------------        ------------
Unallocated.................................................................                   9                   7
                                                                                   -------------        ------------
          Total.............................................................       $         150        $        116
                                                                                   =============        ============

INCOME FROM OPERATIONS:
Agribusiness................................................................       $          45        $         31
Fertilizer..................................................................                  42                  29
  Edible oil products.......................................................                  27                   6
  Milling and baking products...............................................                   3                   6
  Other (soy ingredients)...................................................                  10                   3
                                                                                   -------------        ------------
    Food products total.....................................................                  40                  15
                                                                                   -------------        ------------
Unallocated other...........................................................                  (9)                 (7)
                                                                                   -------------        ------------
          Total.............................................................       $         118        $         68
                                                                                   =============        ============

NET INCOME.................................................................        $          40        $         13
                                                                                   =============        ============

VOLUMES (IN THOUSANDS OF METRIC TONS):
Agribusiness................................................................              19,101              11,545
Fertilizer..................................................................               1,861               1,809
  Edible oil products.......................................................                 859                 356
  Milling and baking products...............................................                 858                 837
  Other (soy ingredients)...................................................                 132                  28
                                                                                   -------------        ------------
    Food products total.....................................................               1,849               1,221
                                                                                   -------------        ------------
          Total.............................................................              22,811              14,575
                                                                                   =============        ============

THREE MONTHS ENDED MARCH 31, 2003 COMPARED TO THREE MONTHS ENDED MARCH 31, 2002

OVERVIEW

     Our net sales increased 82% to $4,884 million in the first quarter of 2003 from $2,684 million in the first quarter of 2002 due to increases in net sales in all segments. Agribusiness volumes increased 65%, fertilizer volumes increased 3% and food products volumes increased 51% due to organic growth in our business and the October 2002 acquisition of Cereol. Our cost of goods sold increased 85% slightly more than the increase in net sales.

     Our gross profit increased 46% due to increases in gross profit in all of our segments. Our selling, general and administrative expenses (SG&A) increased 29% primarily due to our acquisition of Cereol. Our income from operations increased 74% in the first quarter of 2003 from the first quarter of last year due to organic growth in our business and the acquisition of Cereol, which significantly improved our edible oil products results.

     The variations in our net sales, gross profit and income from operations by segments are described in more detail below.

AGRIBUSINESS SEGMENT

     In our agribusiness segment, net sales increased 91% to $3,802 million in the first quarter of 2003 from $1,989 million in the first quarter of last year due to a 65% increase in sales volumes. Volumes increased in all three business lines due to global demand for soy commodity products, continued growth in our international marketing business and the acquisition of Cereol. Cost of goods sold increased 93% in the first quarter of 2003 from the first quarter of last year due to increased volumes.

     Gross profit increased 42% in the first quarter of 2003 from the first quarter of 2002 predominantly due to higher sales volumes. Agribusiness gross profit margins were particularly strong in our South American operations, driven by a large harvest that produced strong volumes and margins. Results from our South American operations more than offset weaknesses in North America, where margins were negatively affected by the reduced U.S. soybean crop, weaker domestic soy meal demand, strong Chinese demand for soybeans and weak demand for soy products, and competitive export pressure from South America. To address imbalances in U.S. supply and demand, we announced the idling of two U.S. oilseed processing facilities. SG&A increased 39% in the first quarter of 2003 from the first quarter of 2002 due to our acquisition of Cereol.

     Income from operations in our agribusiness segment increased 45% in the first quarter of 2003 from the first quarter of last year due to the improvement in gross profit.

FERTILIZER SEGMENT

     In our fertilizer segment, net sales increased 11% to $286 million in the first quarter of 2003 from $257 million in the first quarter of 2002 due to an increase in fertilizer selling prices and a 3% increase in sales volumes. The first quarter of 2002 included an extra month of results from Fosfertil, which had been reporting its results one month in arrears. Excluding Fosfertil's extra month from the first quarter of 2002, net sales and sales volumes would have increased 17%. Aggressive farmer planting for a large second crop and higher fertilizer sales prices, which are based on international pricing, increased results in a traditionally weaker quarter and helped increase margins. Our selling prices benefited from increases in urea prices, which increased due to the rising international price of natural gas. We also benefited from lower fertilizer raw material costs since Fosfertil produces urea from raw materials not linked to international natural gas prices. Cost of goods sold increased
11% in the first quarter of 2003 from the first quarter of last year due to higher sales volumes.

     Gross profit increased 11% in the first quarter of 2003 from the first quarter of 2002 as a result of the increase in fertilizer selling prices and volumes. Excluding Fosfertil's extra month from the first quarter 2002, gross profit would have increased 33% primarily due to the increased sales volumes. SG&A decreased 28% primarily due to cost savings programs, one less month of Fosfertil and the effects of the devaluation of the Brazilian REAL relative to the first quarter of 2002 on our REAL-denominated costs.

     Income from operations increased 45% in the first quarter of 2003 from the first quarter of 2002 primarily due to the decrease in SG&A and increase in gross profit. Excluding Fosfertil's extra month from the first quarter of 2002, income from operations would have increased 91%.

EDIBLE OIL PRODUCTS SEGMENT

     In our edible oil segment, net sales increased $314 million to $536 million in the first quarter of 2003 from $222 million in the first quarter of 2002 primarily due to significantly increased volumes as a result of the acquisition of Cereol. Cost of goods sold increased $275 million in the first quarter of 2003 from the first quarter of 2002 primarily due to the acquisition of Cereol and higher raw material costs, principally crude soybean oil.

     Gross profit increased $39 million in the first quarter of 2003 from the first quarter of 2002 primarily due to the acquisition of Cereol. SG&A increased 95% in the first quarter of 2003 from the first quarter of last year due to our acquisition of Cereol, partially offset by our cost reduction efforts and the effect of the REAL devaluation relative to the first quarter of 2002 on REAL-denominated costs.

     Income from operations increased $21 million in the first quarter of 2003 from the first quarter of 2002 primarily due to the acquisition of Cereol and relatively lower SG&A given the growth in this segment.

MILLING AND BAKING PRODUCTS SEGMENT

     In our milling and baking products segment, net sales increased 9% to $214 million in the first quarter of 2003 from $196 million in the first quarter of 2002 due to higher average selling prices and a 3% increase in sales volumes, offset in part by weaknesses in our U.S. bakery mix and frozen bakery operations caused by financial difficulties in the retail grocery industry. The increase in average selling prices was primarily due to higher raw material costs. Cost of goods sold increased 13% due to increases in wheat costs.

     Gross profit decreased 18% in the first quarter of 2003 from the first quarter of 2002 as a result of the increase in raw material costs and weaknesses in our U.S. bakery mix and frozen bakery operations. SG&A decreased 6% in the first quarter of 2003 from the first quarter of 2002 due to the effects of the REAL devaluation relative to the first quarter of 2002 on REAL-denominated costs.

     Income from operations decreased 50% in the first quarter of 2003 from the first quarter of 2002 as a result of increases in raw material costs and weaknesses in our U.S. bakery operations.

OTHER SEGMENT (SOY INGREDIENTS)

     In our other segment, net sales increased $26 million to $46 million in the first quarter of 2003 from $20 million in the first quarter of 2002 due to the acquisition of Cereol. Gross profit and income from operations increased $11 million and $7 million, respectively, in the first quarter of 2003 from the first quarter of 2002 due to the acquisition of Cereol.

     Our soy ingredients business was contributed to Solae, our joint venture with DuPont, in the second quarter of 2003. As a result, this segment will no longer be reported in future quarters, except for historical results presented for comparative purposes.

NON-OPERATING INCOME (EXPENSE) - NET

     A summary of significant non-operating items for the periods indicated follows.

                                                                                         THREE MONTHS ENDED
                                                                                              MARCH 31,
                                                                                       ----------------------
                                                                                          2003        2002
                                                                                       ----------------------
                                                                                          (US$ IN MILLIONS)
     Interest income ................................................................. $      31    $      33
     Interest expense ................................................................       (56)         (38)
     Interest expense on debt financing readily marketable inventories ...............        (4)          (4)
     Foreign exchange gains (losses) .................................................         7           (5)
     Other income ....................................................................         1            5
                                                                                       ----------------------
                     Total............................................................ $     (21)   $      (9)
                                                                                       ======================

     Interest income decreased 6% in the first quarter of 2003 from the first quarter of 2002 due to lower average interest rates, offset in part by increased interest income on higher average cash balances. The first quarter of last year also included $6 million of interest income resulting from the completion of a tax examination. Interest expense increased 47% primarily due to higher average debt levels resulting from debt incurred to acquire Cereol and our assumption of Cereol's debt, partially offset by a reduction in interest expense due to more efficient use of working capital. In addition, during the latter half of 2002, we issued long-term debt at relatively higher interest rates to reduce our reliance on short-term debt. Despite an increase in readily marketable inventories at March 31, 2003 compared to March 31, 2002, interest expense on debt financing readily marketable inventory was flat due to lower average short-term interest rates.

     Foreign exchange gains were $7 million in the first quarter of 2003 compared to losses of $5 million in the first quarter of last year due to the 2003 first quarter 5% appreciation in the value of the Brazilian REAL against the U.S. dollar. In contrast, in the first quarter of 2002, the value of the REAL declined slightly relative to the U.S. dollar resulting in foreign exchange losses. In addition, during the first quarter of 2003, the value of the Argentine PESO appreciated 13% against the U.S. dollar, resulting in exchange losses on our U.S. dollar long-position, which is in contrast to exchange gains recognized in the first quarter of 2002 when the PESO devalued by 45% relative to the U.S. dollar.

INCOME TAX EXPENSE

     Income tax expense increased to $37 million in the first quarter of 2003 from $3 million in the first quarter of 2002. In the first quarter of 2002, our income tax expense was reduced by a $12 million tax credit relating to the refund of prior years' U.S. foreign sales corporation benefits and a $6 million decrease in the deferred tax asset valuation allowance resulting from changes in the realization of certain net operating loss carry-forwards. Our estimated effective tax rate for the first quarter of 2003 reflects an increase from the annual 2002 effective tax rate predominantly due to the recent appreciation in the value of the Brazilian REAL. If the REAL closes 2003 at the current spot value, our Brazilian subsidiaries will incur tax liabilities on foreign exchange gains generated locally, which would increase our effective tax rate in 2003 compared to 2002.

MINORITY INTEREST

     Minority interest expense was unchanged in the first quarter of 2003 from the first quarter of 2002.

NET INCOME

     Net income increased $27 million to $40 million in the first quarter of 2003 from $13 million in the first quarter of 2002.

     First quarter 2002 net income was increased by $18 million, or $0.21 per share, as a result of tax credits relating to refunds of prior years' taxes and reversals of deferred tax asset valuation allowances.

     Net income in the first quarter of 2002 also included charges recorded as cumulative effects of changes in accounting principles of $14 million, net of tax, representing the write-off of goodwill in the milling and baking products segment as a result of the adoption of SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, and $9 million, net of tax, related to the adoption of SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES OF LIQUIDITY AND CAPITAL

     Our primary financing objective is to maintain a conservative balance sheet that provides flexibility to pursue our growth objectives. We use a combination of equity and debt to finance non-current assets and working capital needs. In the first quarter of 2003, our balance sheet continued to show solid liquidity with a current ratio, defined as current assets divided by current liabilities, of 1.5 at March 31, 2003. Due to our cash levels and the liquidity of our agricultural commodities inventories, we believe we have sufficient working capital to satisfy our present business needs.

     To finance working capital, we use cash flows generated from operations and short-term (usually 30-60 days maturity) borrowings, including our $600 million commercial paper facility and various bank facilities and credit lines. At March 31, 2003, we had $524 million outstanding under our commercial paper program. On April 9, 2003, our maximum available borrowings under our commercial paper facility were reduced to $560 million due to the downgrading of one of our lenders under this program. In connection with this reduction, this same lender issued a loan to us in the amount of $40 million. We maintain back-up bank credit lines at least equal to our outstanding commercial paper borrowings. If we were unable to access the commercial paper market, we would use our bank lines of credit, which would be at a higher cost than our commercial paper. In addition to our commercial paper program, as of March 31, 2003, we had approximately $380 million of available borrowing capacity under credit facilities and credit lines with a number of lending institutions.

     Cash and cash equivalents were $396 million at March 31, 2003 and $470 million at December 31, 2002. Included in our inventories were readily marketable commodities inventories of $1,632 million at March 31, 2003 and $1,517 million at December 31, 2002.

     Shareholders' equity increased to $1,608 million at March 31, 2003 from $1,472 million at December 31, 2002 as a result of net income of $40 million, foreign exchange translation gains of $104 million primarily generated by our European Union, Brazilian and Argentine subsidiaries and $6 million attributable to the exercise of employee stock options. This increase was partially offset by dividends paid to shareholders of $10 million and other comprehensive losses of $5 million.

     In November 2002, we announced our agreement to sell Lesieur, a French producer of branded bottled vegetable oils, to Saipol, an oilseed processing joint venture between Cereol and Sofiproteol. We anticipate that the transaction will close in the third quarter of 2003, and we expect to receive net proceeds of approximately EURO 181 million from the sale at closing. We have recorded the assets and liabilities of Lesieur in the amount of $417 million and $251 million, respectively, as an investment held for sale at March 31, 2003 and $367 million and $207 million, respectively, at December 31, 2002. These assets and liabilities are included in other current assets and liabilities in our consolidated balance sheet at March 31, 2003 and December 31, 2002. We do not anticipate any gain or loss on this transaction.

CASH FLOWS

     In the first quarter of 2003, we used cash of $74 million, reflecting the net impact of cash flows from operating, investing and financing activities, compared to the first quarter of 2002 when we generated $35 million of cash.

     Our operating activities used cash of $3 million in the first quarter of 2003, compared to cash provided of $26 million in the first quarter of 2002. The appreciation in the value of the Brazilian REAL relative to the U.S. dollar during the first quarter of 2003 generated exchange gains on our U.S. dollar short positions that were unrealized during the first quarter, thus reducing cash flow from operations. Partially offsetting the decline in cash flow from operations was a reduction in cash used for operating assets and liabilities.

     Cash used in investing activities decreased to $49 million for the first quarter of 2003 from $123 million in the first quarter of 2002. Investing activities in 2003 consisted primarily of additions to property, plant and equipment under our normal capital expenditure plan. In the first quarter of 2002, we used cash to acquire shares held by minority shareholders in connection with the corporate restructuring of our Brazilian subsidiaries and to acquire La Plata Cereal.

     Cash used in financing activities was $39 million in the first quarter of 2003 compared to the first quarter of 2002 when we generated $155 million of cash. Dividends paid during the three months ended March 31, 2003 were $10 million. In the first quarter of 2002, we generated cash by selling common shares for net proceeds of $292 million.

RECENT DEVELOPMENTS

ALLIANCE WITH DUPONT

     In January 2003, we announced our agreement to form an alliance with E.I. duPont de Nemours and Company to expand our agribusiness and soy ingredients businesses. The alliance will initially consist of three components: a joint venture, called Solae L.L.C., for the production and distribution of specialty food ingredients, such as soy protein products and lecithins; a biotechnology agreement to jointly develop and commercialize soybeans with improved quality traits; and an alliance to develop a broader offering of services and products to farmers.

     On April 1, 2003, we signed definitive agreements with DuPont and together formed Solae by contributing DuPont's Protein Technologies business and our North American and European ingredients operations. We have a 28% interest in Solae. On May 2, 2003, we sold our Brazilian ingredients operations to Solae for $256 million in cash. Consequently, we expect to recognize a gain on sale, net of tax, of approximately $111 million in the second quarter of 2003. As a result of this transaction, our consolidated balance sheet for the second quarter of 2003 will reflect a long-term investment in Solae accounted for under the equity method.

     We have recorded the assets and liabilities of our ingredients operations in the amount of $585 million and $35 million, respectively, as an investment held for sale at March 31, 2003. These assets and liabilities are included in other current assets and liabilities in our consolidated balance sheet at March 31, 2003.

PURCHASE OF CEREOL'S MINORITY INTEREST

     On April 9, 2003, we acquired the remaining 2.62% of Cereol's outstanding shares that we did not already own for approximately $23 million in cash and now own 100% of Cereol's capital and voting rights.

SETTLEMENT OF DUCROS ARBITRATION

     On April 29, 2003, Cereol and Cereol Holding France entered into a settlement agreement with McCormick & Company, Incorporated, McCormick France SAS and Ducros S.A. relating to a claim for EURO 155 million brought by McCormick over the purchase price of Ducros, which was sold to McCormick in August 2000. Under the settlement agreement, Cereol has paid McCormick EURO 49.6 million. This payment does not reflect any potential tax benefits to be recognized by us. In connection with the settlement, we will owe an aggregate additional purchase price to Edison and Cereol's former public shareholders of approximately EURO 35 million.

DIVIDENDS

     On March 17, 2003, we announced that our board of directors had declared a regular quarterly cash dividend of $.10 per share. The dividend is payable on May 30, 2003 to shareholders of record on May 15, 2003.

CRITICAL ACCOUNTING POLICIES

     Critical accounting policies are defined as those policies that are both important to the portrayal of our financial condition and results of operations and require management to exercise significant judgment. For a complete discussion of our accounting policies, see our annual report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission. There have been no significant changes in our critical accounting policies since December 31, 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

     In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 149 (SFAS No. 149),
AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist. We are evaluating the effect, if any, that SFAS No. 149 will have on our consolidated financial statements.

     In January 2003, the FASB issued FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES (FIN 46), an interpretation of Accounting Research Bulletin No. 51, CONSOLIDATED FINANCIAL STATEMENTS (ARB 51). FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities that are subject to consolidation according to the provisions of FIN
46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective on July 1, 2003. We do not believe the adoption of FIN 46 will impact the accounting for our accounts receivable securitizations.

                    QUANTITATIVE AND QUALITATIVE DISCLOSURES
                                ABOUT MARKET RISK

RISK MANAGEMENT

     As a result of our global operating and financing activities, we are exposed to changes in agricultural commodity prices, foreign currency exchange rates and interest rates, which may affect our results of operations and financial position. We use derivative financial instruments for the purpose of minimizing the risks and/or costs associated with fluctuations in commodity prices and foreign exchange rates. While these hedging instruments are subject to fluctuations in value, those fluctuations are generally offset by the value of the underlying exposures being hedged.

The counterparties to these contractual arrangements are primarily major financial institutions or, in the case of commodity futures and options, a commodity exchange. As a result, credit risk arising from these contracts is not significant and we do not anticipate any significant losses. We do not expect the net cash requirements arising from our risk management activities to be material. Our finance and risk management committee supervises, reviews and periodically revises our overall risk management policies and risk limits. We only enter into derivatives that are related to our inherent business and financial exposure as a global agribusiness company.

COMMODITIES RISK

     We operate in many areas of the food industry from agricultural raw materials to the production and sale of branded food products. As a result, we use and produce various materials, many of which are agricultural commodities, including soybeans, soybean oil, soybean meal, wheat and corn. Agricultural commodities are subject to price fluctuations due to a number of unpredictable factors that may create price risk. We enter into various derivative contracts, primarily exchange traded futures and options, with the objective of managing our exposure to adverse price movements in the agricultural commodities used for our business operations. We have established policies that limit the amount of unhedged fixed price agricultural commodity positions permissible for our operating companies, which are a combination of quantity and value at risk limits. We measure and review our sensitivity to our net commodities position on a daily basis.

     We use a sensitivity analysis to estimate our daily exposure to market risk on our agricultural commodity position. The daily net agricultural commodity position consists of inventory, related purchase and sale contracts, and exchange-traded contracts, including those used to hedge portions of our production requirements. The fair value of that position is a summation of the fair values calculated for each agricultural commodity by valuing each net position at quoted average futures prices for the period. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in prices. The results of this analysis, which may differ from actual results, are as follows:

                                                  THREE MONTHS ENDED                       YEAR ENDED
                                                    MARCH 31, 2003                     DECEMBER 31, 2002
                                           --------------------------------   ---------------------------------
     (US$ IN MILLIONS)                       FAIR VALUE       MARKET RISK       FAIR VALUE        MARKET RISK
     -----------------                     --------------   ---------------   ---------------   ---------------
     Highest long position.............         $ 335            $  34             $ 529            $  53
     Highest short position............           (22)              (2)              (10)              (1)
     Average (short) long position.....         $ 121            $  12             $ 162            $  16

CURRENCY RISK

     Our global operations require active participation in foreign exchange markets. To reduce the risk of foreign exchange rate fluctuations, we follow a policy of hedging net monetary assets and liabilities denominated in currencies other than the functional currencies applicable to each of our various subsidiaries. Our primary exposure is related to our businesses located in Brazil and Argentina and to a lesser extent, Europe, the Middle East and Asia. To minimize the adverse impact of currency movements, we enter into foreign exchange swap and purchased option contracts to hedge currency exposures.

     When determining our exposure, we exclude intercompany loans that are deemed to be permanently invested. Permanently invested intercompany loans will not be repaid and therefore are treated as analogous to equity for accounting purposes. As a result, the foreign exchange gains and losses on these borrowings are excluded from the determination of net income and recorded as a component of accumulated other comprehensive income (loss). The balance of permanently invested intercompany borrowings was $699 million as of March 31, 2003 and $699 million as of December 31, 2002. Included in other comprehensive income (loss) are exchange gains of $36 million in the three months ended March 31, 2003 and exchange losses of $215 million in the year ended December 31, 2002, related to permanently invested intercompany loans.

     For risk management purposes and to determine the overall level of hedging required, we further reduce the foreign exchange exposure determined above by the value of our agricultural commodities inventories. Our agricultural commodities inventories, because of their international pricing in U.S. dollars, provide a natural hedge to our currency exposure.

     Our net currency position, including cross-currency swaps and currency options, and our market risk, which is the potential loss from an adverse 10% change in foreign currency exchange rates, is set forth in the following table. In addition, we have provided an analysis of our foreign currency exposure after reducing the exposure for our agricultural commodities inventory. Actual results may differ from the information set forth below.

                                                                                        AS OF MARCH 31,  AS OF DECEMBER 31,
(US$ IN MILLIONS)                                                                            2003             2002
-----------------                                                                       ---------------  ------------------
BRAZILIAN OPERATIONS:
Net currency short position, from financial instruments, including derivatives .......   $       (800)      $       (843)
Market risk ..........................................................................            (80)               (84)

Agricultural commodities inventories .................................................            823                870
Net currency long position, less agricultural commodities inventories ................             23                 27
Market risk ..........................................................................   $          2       $          3

ARGENTINE OPERATIONS:
Net currency long position, from financial instruments, including derivatives ........   $        129       $        112
Market risk ..........................................................................             13                 11

Agricultural commodities inventories .................................................             64                 38
Net currency long position, less agricultural commodities inventories ................            193                150
Market risk ..........................................................................   $         19       $         15

INTEREST RATE RISK

     There have been no significant changes in our interest rate market risk since December 31, 2002.

                               OTHER INFORMATION

COMPLIANCE WITH EXCHANGE ACT REPORTING REQUIREMENTS

     We have filed timely our Form 20-F and all other reports required to be filed by us pursuant to the Securities Exchange Act of 1934, as amended.

CONTROLS AND PROCEDURES

     Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14 of the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to Bunge (including its consolidated subsidiaries) required to be included in the reports we file or submit under the Exchange Act.

     There have been no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date we carried out this evaluation.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BUNGE LIMITED

Date: May 14, 2003                       By: /s/ William M. Wells
                                             --------------------
                                             William M. Wells
                                             Chief Financial Officer

                                             /s/ T.K Chopra
                                             --------------
                                             T.K. Chopra
                                             Controller and Principal
                                              Accounting Officer

                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER
            PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

     I, Alberto Weisser, certify that:

     1. I have reviewed this report on Form 6-K of Bunge Limited (the "registrant"):

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and the other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

          c. presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the Audit Committee of the registrant's Board of Directors:

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 14, 2003

                                           /s/ Alberto Weisser
                                           -----------------------
                                           Alberto Weisser
                                           Chief Executive Officer

                    CERTIFICATION OF CHIEF FINANCIAL OFFICER
            PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

     I, William M. Wells, certify that:

     1. I have reviewed this report on Form 6-K of Bunge Limited (the "registrant"):

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and the other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

          c. presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the Audit Committee of the registrant's Board of Directors:

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 14, 2003


                                           /s/ William M. Wells
                                           --------------------------
                                           William M. Wells
                                           Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit 99.1 Certifications of Bunge Limited's Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                       28